Exhibit 12.1

Merix Corporation

Ratio of Earnings to Fixed Charges

	Six months ended	Years Ended May 31,
	November 26, 2005	2005	2004	2003	2002	2001
Earnings:
Income (loss) before taxes and minority interests	$(2,819)	$(2,602)	$28	$(23,498)	$(16,716)	$41,389
Interest expensed	1,544	1,681	1,636	1,708	620	2,034
Amortization of deferred finance charges	194	275	275	274	125	125
Amortization of capitalized interest	42	83	83	83	83	—
Interest portion of fixed rent (1)	155	292	203	514	448	350

Earnings, as adjusted	$(884)	$(271)	$2,225	$(20,919)	$(15,440)	$43,898

Fixed Charges:
Interest expense	$1,544	$1,681	$1,636	$1,708	$620	$2,034
Interest capitalized	—	—	—	—	—	942
Amortization of deferred finance charges	194	275	275	274	125	125
Interest portion of fixed rent (1)	155	292	203	514	448	350

Fixed Charges	$1,893	$2,248	$2,114	$2,496	$1,193	$3,451

Ratio of earnings to fixed charges	(2)	(3)	1.1	(4)	(5)	12.7

Notes:

(1)	The Company has included 33% of rent expense on operating leases. Management believes that 33% represents an appropriate implied interest factor for the Company’s operating leases.
(2)	Due to the Company’s loss for the six months ended November 26, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2,819
(3)	Due to the Company’s loss for the year ended May 31, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2,602
(4)	Due to the Company’s loss for the year ended May 31, 2003, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,498
(5)	Due to the Company’s loss for the year ended May 31, 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $16,716